Exhibit 3.1

CERTIFICATE OF AMENDMENT
TO THE
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
HIGHPOINT RESOURCES CORPORATION

Pursuant to Section 242 of
the General Corporation Law of the
State of Delaware

HIGHPOINT RESOURCES CORPORATION, a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify as follows:

FIRST: Upon the filing and effectiveness (the “Effective Time”) pursuant to the General Corporation Law of the State of Delaware (the “DGCL”) of this Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the Corporation, each 50 shares of the Corporation’s Common Stock, par value $0.001 per share, issued and outstanding immediately prior to the Effective Time shall automatically be combined into one (1) validly issued, fully paid and non-assessable share of Common Stock without any further action by the Corporation or the holder thereof, subject to the treatment of fractional share interests as described below. No fractional shares shall be issued at the Effective Time and, in lieu thereof, the Corporation’s transfer agent shall aggregate all fractional shares and sell them as soon as practicable after the Effective Time at the then-prevailing prices on the open market, on behalf of those stockholders who would otherwise be entitled to receive a fractional share, and after the transfer agent’s completion of such sale, stockholders shall receive a cash payment (without interest or deduction) from the transfer agent in an amount equal to their respective pro rata shares of the total net proceeds of that sale.

SECOND: Upon the Effective Time, paragraph (A) of the Fourth Article of the Corporation’s Amended and Restated Certificate of Incorporation, relating to the capital structure of the Corporation, is hereby amended to read in its entirety as set forth below:
Classes of Stock. The total number of shares of all classes of stock which the Corporation shall have authority to issue is 83,000,000, consisting of 8,000,000 shares of Common Stock, par value of $0.001 per share (the “Common Stock”), and 75,000,000 shares of Preferred Stock, par value of $0.001 per share (the “Preferred Stock”).

THIRD: This Certificate of Amendment shall become effective as of October 30, 2020 at 12:02 a.m.

FOURTH: This Certificate of Amendment was duly adopted in accordance with Section 242 of the DGCL. The Board of Directors duly adopted resolutions at a meeting of the Board of Directors held on February 21, 2020, in accordance with the provisions of Section 141(b) of the DGCL, setting forth and declaring advisable this Certificate of Amendment and directed that the proposed amendments be considered by the stockholders of the Corporation. The annual meeting of stockholders was duly called upon notice in accordance with Section 222 of the DGCL and held on April 28, 2020, at which meeting the necessary number of shares were voted in favor of the proposed amendments. The stockholders of the Corporation duly adopted this Certificate of Amendment.

IN WITNESS WHEREOF, the undersigned has duly executed this Certificate of Amendment.

HIGHPOINT RESOURCES CORPORATION

By: /s/ R. Scot Woodall
Name: R. Scot Woodall
Title: Chief Executive Officer